FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of December, 2004

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                       Form 20-F __X__   Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)
                            Yes ____       No __X__

    (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
                                82-__________.)
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         A press release announcing the completion of 168 hours full-load trial run by Unit 2 of Qinbei Power Plant, made by Huaneng Power International, Inc. ("registrant") in English on December 22, 2004.



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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                             ---------------





                          Name:    Huang Long

                          Title:   Company Secretary



Date:  December 22, 2004


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                               [GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]



                       HUANENG POWER INTERNATIONAL, INC.
      Unit 2 of Qinbei Power Plant Completed 168 hours Full-load Trial Run


(Beijing, China, December 22, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announces that another 600MW coal-fired generating unit (Unit 2) of Qinbei Power Plant, 55% equity interest owned by the Company's Henan Huaneng Qinbei Power Co., Ltd., completed the 168 hours full-load trial run on December 13, 2004.

As of todate, the Company's total generation capacity on an equity basis increased from 19,522MW to 19,852MW.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 19,852MW on an equity basis. The Company wholly owns sixteen power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.


                                    ~ End ~


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241